Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Private Equity Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$803,300,000.00	0.0001381	$110,935.73

Total Transaction Valuation:		$803,300,000.00
Total Fees Due for Filing:				$110,935.73
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$110,935.73